KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

TABLE OF CONTENTS



MARGOLIES, FINK & WICHROWSKI
Certified Public Accountants
2201 W. Sample Road
Building 9, Suite 1B
Pompano Beach, Florida 33073
Office: (954) 979-5440
Fax: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A., P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Board of Directors
Kovack Securities, Inc.

We have audited the accompanying financial statements of Kovack Securities, Inc. (a wholly owned subsidiary of Kovack Financial LLC) (a Florida corporation), which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Kovack Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Kovack Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation and Reconciliation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Kovack Securities, Inc.'s financial statements. The supplemental information is the responsibility of Kovack Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Margolies, Fink and Wichrowski

Pompano Beach, Florida
February 17, 2017

Page 3

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$3,107,226
Cash with clearing organizations	375,116
Cash with clearing organizations, restricted	180,087
Receivables:	
Clearing brokers and insurance companies	690,452
Representative and employee advances	185,704
Prepaid expenses	206,542
Property and equipment, net of accumulated depreciation	625,589
Deposits and other assets	38,481
	$ 5,409,197

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 423,789
Commissions payable	1,424,852
Insurance note payable	22,180
Due to related parties	850,530
Deferred rent	192,782
	2,914,133
Stockholder's equity:	
Common stock voting, no par value per share, 1,000 shares authorized, 182 shares issued, and outstanding at December 31, 2016	3,196
Common stock von-voting, no par value per share, 99,000 shares authorized, 17,988 shares issued and outstanding at December 31, 2016	316,471
Additional paid-in capital	4,569
Retained earnings	2,170,828
Total stockholder's equity	2,495,064
	$ 5,409,197

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

Revenues:	
Commissions	$ 25,555,682
Fees earned	5,713,537
Management fee income	1,852,221
Interest income	277,563
Other income	3,432,795
	36,831,798
Expenses:	
Commissions	25,770,847
Clearing expenses	514,602
Employee compensation and benefits	3,281,872
Managements fees	800,000
Professional service fees	64,127
Technology, data and communication costs	684,625
Regulatory fees	753,116
Occupancy and equipment rentals	496,789
Depreciation and amortization	130,195
Interest	13,146
State and local taxes	30,072
Other	3,574,090
	36,113,481
Net income	$ 718,317

The accompanying notes are an integral part of these financial statements.

Page 5

KOVACK SECURITIES, INC.

(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

| | Number of | | | Additional | | |
	Common Shares Voting	Common Shares Non-Voting	Amount	Paid-in Capital	Retained Earnings	Total
Balance December 31, 2015	182	17,988	$ 319,667	$ 4,569	$ 2,488,511	$ 2,812,747
Distributions					(1,036,000)	(1,036,000)
Net income	-	-	-	-	718,317	718,317
Balance December 31, 2016	182	17,988	$ 319,667	$ 4,569	$ 2,170,828	$ 2,495,064

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net income	$ 718,317
Adjustments to reconcile net income to total cash flows from operating activities:	
Depreciation and amortization	130,195
Accounts receivable:	
Clearing brokers and insurance companies	35,116
Representative and employee advances	(46,514)
Prepaid expenses	175,637
Accounts payable and accrued expenses	27,264
Due to related party	746,406
Deferred rents	23,787
Commissions payable	(88,054)
Deposits	(5,400)
Total adjustments	998,437
Total cash flows from operating activities	1,716,754
Cash flows (used in) investing activities:	
Purchase of property and equipment	(179,386)
Cash flows (used in) financing activities:	
Stockholder distributions	(1,036,000)
Net decrease in cash and cash equivalents	501,368
Cash and cash equivalents, beginning of period	3,161,061
Cash and cash equivalents, end of period	$ 3,662,429
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 16,560

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

Kovack Securities, Inc. (KSI) (the Company) was incorporated in the State of Florida on April 23, 1997, and is a registered securities broker-dealer with the SEC, FINRA and SIPC. The Company's corporate office is located in Fort Lauderdale, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets or the term of lease if shorter using the straight-line method.

Commissions – Commissions and sales concessions include amounts earned on securities products, including mutual funds and variable annuities and on non-securities insurance based products.

Fees earned – Fees earned include 12-B1 fee revenue received from product sponsors, administrative fees and other miscellaneous fees.

Management fee income – Management fee income represents amounts billed to a related party for expenses pursuant to an expense sharing agreement.

Other income – Other income consists of fees charged to financial advisors for contracted services such as insurance, email monitoring, and affiliation expenses as well as revenue from product sponsors associated with the annual compliance meeting.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective, as well as, objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements. Actual results could differ from the estimated amounts.

Fair value of financial instruments - The fair value of the Company's financial instruments, such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their carrying value because of the short maturity of the instruments.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes - The Company has elected, by consent of its stockholder, to be taxed as an S Corporation under the provisions of Section 1361 of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income tax on its taxable income. Instead, the stockholder is liable for federal income taxes on its respective share of the Company's taxable income. Therefore, only state income taxes have been included in the accompanying financial statements. Generally accepted accounting principles ("GAAP") prescribes a threshold and measurement attribute for financial statement recognition of a tax position that an entity takes or expects to take in a tax return. An entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. This pronouncement is applicable to pass-though entities, such as S Corporations, which are potentially subject to income taxes.

 The Company assesses its income tax positions, including its continuing tax status as an S Corporation, based on management's evaluation of the facts, circumstances and information available at the reporting date. The Company uses the prescribed more likely than not threshold when making its assessment. The Company did not accrue any interest expense or penalties related to tax positions. There are no open Federal or State tax years under audit. Beginning with the tax year ending December 31, 2011, the Company files consolidated federal and state income tax returns with its parent. The Company believes that it is no longer subject to examination for years prior to 2013.

3.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2016 consists of the following:

		Estimated useful lives
Equipment and software	$ 409,883	5 years
Furniture and furniture	362,856	7 years
Software	121,150	5 years
Leasehold improvements	292,345	10 years
	1,186,234	
Less accumulated depreciation and amortization	(560,645)	
	$ 625,589	

Depreciation and amortization expense charged to income was $ 130,195 in 2016.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

NOTES TO FINANCIAL STATEMENTS

4.   LEASES

The Company has several non-cancelable leases for office facilities that will expire over the next five years. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2016: 2017 - $318,291, 2018 - $309,409, 2019 - $300,839, 2020 - $305,605, 2021 - $314,768. Rental expense, including amortization of deferred rental payments, for the Company's corporate headquarters totaled $475,665 for the year ended 2016.

5.   401(k) PLAN

The Company sponsors a 401(k) retirement savings plan for the benefit of its employees. Contributions to the plan included in employee compensation and benefits were $76,993 for the year ended December 31, 2016.

6.   COMMITTMENTS AND CONTINGENCIES

The Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition. The Company has accrued $118,150 of settlement costs in 2016.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTES TO FINANCIAL STATEMENTS

7. RELATED PARTY TRANSACTIONS

The Company acts as the introducing broker/dealer for customers accounts which are managed through Kovack Advisors, Inc. (KAI), a registered investment advisor and related party. As the introducing broker/dealer, KSI provides back office support in account opening and administration on a fully disclosed basis through either Pershing LLC, or National Financial Services LLC. For the year ended December 31, 2016, the Company earned management fees for this back office support of $1,852,221. On December 31, 2016, KSI owed KAI $50,530. During 2016, KSI accrued management fees totaling $800,000 to two corporations owned by the stockholders of Kovack Financial LLC the parent of KSI. These management fees were paid in January 2017.

8. CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with major money center banks, and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in any one of these financial institutions.

9. REQUIREMENTS OF RULE 15c3-3

The Company is an introducing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

10. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016, the Company had net capital of $1,424,009, which was $1,229,733 in excess of its required net capital of $194,276. The Company's net capital ratio was 2.05 to 1.

11. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 17, 2017, which is the date the financial statements were available for issue.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

SCHEDULE I

COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL COMPUTATION:

Total stockholder's equity qualified for net capital	$ 2,495,064
Add:	
Allowable subordinated liabilities	-
Total capital and allowable subordinated liabilities	2,495,064
Deducts and or charges:	
Total non-allowable assets	(1,056,316)
Net capital before haircuts	1,438,748
Haircuts on securities:	
Other securities	(14,739)
Net capital	$ 1,424,009
Aggregated indebtedness:	
Commissions payable	$ 1,424,852
Accounts payable and other liabilities	1,489,281
	$ 2,914,133
Ratio of aggregated indebtedness to net capital	2.05 to 1

RECONCILIATION:

Net capital, per page 3 of the December 31, 2016 un-audited Focus Report, as originally filed	$ 1,424,009
Net audit adjustments	-
Net capital, per December 31, 2016 audited report, as filed	$ 1,424,009



MARGOLIES, FINK & WICHROWSKI
Certified Public Accountants
2201 W. Sample Road
Building 9, Suite 1B
Pompano Beach, Florida 33073
Office: (954) 979-5440
Fax: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A., P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Board of Directors
of Kovack Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under SEC Rule 17a-5(d)(4) in which (1) Kovack Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kovack Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (k)(1) (the "exemption provisions") and (2) Kovack Securities, Inc. stated that Kovack Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kovack Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kovack Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Margolies, Fink and Wichrowski

Pompano Beach, Florida
February 17, 2017



Kovack Securities, Inc.

Exemption Report Under SEC Rule 17a-5(d)(4)

For the Period Ended December 31, 2016

Rule 17a-5(d)(4)(i) - Statement identifying the provisions in SEC Rule 15c3-3(k) under which Kovack Securities, Inc. claimed exemption from SEC Rule 15c3-3.

Kovack Securities Inc. ("KSI") is approved by FINRA to operate pursuant to paragraph (a)(2)(iv) of SEC Rule 15c3-1 (the Net Capital Rule) and pursuant to paragraph (k)(2)(ii) and (k) (1) of SEC Rule 15c3-3 (the Customer Protection Rule), clearing all transactions on a fully disclosed basis. KSI does not hold customer funds or securities, nor does it receive funds from customers.

Rule17a-5(d)(4)(ii) - Statement regarding the broker-dealer's compliance with exemptions.

During the most recent fiscal year (January 1, 2016 through December 31, 2016), KSI met the exemptive provisions of SEC Rule 15c3-3 without exception.

These statements are made to the best knowledge and belief of the undersigned principals of KSI.

Brian Kovack

Brian Kovack, President

2/24/17

Date



MARGOLIES, FINK & WICHROWSKI
Certified Public Accountants
2201 W. Sample Road
Building 9, Suite 1B
Pompano Beach, Florida 33073
Office: (954) 979-5440
Fax: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A., P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

To the Board of Directors
Kovack Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Kovack Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kovack Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kovack Securities, Inc.'s management is responsible for the Kovack Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal of the Kovack Securities, Inc., noting no differences;

2.   Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with Kovack Securities, Inc. financial statements and general ledger and supporting schedules, noting no differences;

4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Margolies, Fink and Wichrowski

February 17, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******2050*********************MIXED AADC 220
50847 FINRA DEC
KOVACK SECURITIES INC
6451 N FEDERAL HWY STE 1201
FORT LAUDERDALE FL 33308-1415

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Isabelle Shick 954-670-87(

2. A. General Assessment (item 2e from page 2) $ 23,873

B. Less payment made with SIPC-6 filed (exclude interest) (11,221)

7/27/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 12,652

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,652

G. PAYMENT: √ the box
Check mailed to P.O. Box Funds Wired X
Total (must be same as F above) $ 12,652

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kovack Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8th day of February, 20 17.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $36,831,801

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 24,803,078

(2) Revenues from commodity transactions. 1,775

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 514,602

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Administrative fee from affiliated party   1,852,221
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 110,954

Enter the greater of line (i) or (ii) 110,954

Total deductions 27,282,630

2d. SIPC Net Operating Revenues $ 9,549,171

2e. General Assessment @ .0025 $ 23,873

(to page 1, line 2.A.)

2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: KOVACK SECURITIES INC. [13]

SEC. FILE NO.: 8-50847 [14]

FIRM ID NO.: 44848 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

6451 N. FEDERAL HWY., SUITE 1201 [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/16 [24]

AND ENDING (MM/DD/YY): 12/31/16 [25]

FT. LAUDERDALE [21] (City)   FL [22] (State)   33308 [23] (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

Isabelle Shick [30]   (954) 782-4771 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [N] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24 day of February 20 17

Manual Signatures of:

1) Brian Kovack, President
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER				
KOVACK SECURITIES INC.	N	3		100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/16	99
SEC FILE NO.	8-50847	98
Consolidated		198
Unconsolidated	X	199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash ...... $	3,662,429	200			$ 3,662,429	750
2. Receivables from brokers or dealers:						
A. Clearance account	312,598	295				
B. Other	377,854	300	$	550	690,452	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities......		418				
B. Debt securities......		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $		130				
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $		150				
B. Other securities $		160				
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $		170				
B. Other securities $		180				
8. Memberships in exchanges:						
A. Owned, at market $		190				
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		490	625,589	680	625,589	920
11. Other assets		535	430,727	735	430,727	930
12. Total Assets ...... $	4,352,881	540	$ 1,056,316	740	$ 5,409,197	940

Page 1

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KOVACK SECURITIES INC.

as of   12/31/16

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING,
NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable $	[1045]	[1255] $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	1,424,852 [1115]	[1305]	1,424,852 [1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	1,489,281 [1205]	[1385]	1,489,281 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d) of $ [980]			
B. Securities borrowings, at market value		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES $	2,914,133 [1230] $	[1450] $	2,914,133 [1760]

Ownership Equity

21. Sole proprietorship	$	[1770]
22. Partnership (limited partners) $ [1020]		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	319,667	[1792]
C. Additional paid-in capital	4,569	[1793]
D. Retained earnings	2,170,828	[1794]
E. Total	2,495,064	[1795]
F. Less capital stock in treasury	( )	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 2,495,064	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 5,409,197	[1810]

OMIT PENNIES

BROKER OR DEALER		
KOVACK SECURITIES INC.	as of	12/31/16

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	. . . . $	2,495,064	3480
2. Deduct ownership equity not allowable for Net Capital	. . . . (	)	3490
3. Total ownership equity qualified for Net Capital	. . . .	2,495,064	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List)	. . . .		3525
5. Total capital and allowable subordinated liabilities	. . . . $	2,495,064	3530
6. Deductions and/or charges:			
A. Total non-allowable assets from			
Statement of Financial Condition (Notes B and C) . . . . $	1,056,316	3540	
B. Secured demand note deficiency		3590	
C. Commodity futures contracts and spot commodities-			
proprietary capital charges		3600	
D. Other deductions and/or charges		3610	(1,056,316) 3620
7. Other additions and/or allowable credits (List)	. . . .		3630
8. Net Capital before haircuts on securities positions	. . . . $	1,438,748	3640
9. Haircuts on securities (computed, where appliicable,			
pursuant to 15c3-1(f)) :			
A. Contractual securities commitments . . . . $		3660	
B. Subordinated securities borrowings		3670	
C. Trading and investment securities:			
1. Exempted securities		3735	
2. Debt securities		3733	
3. Options		3730	
4. Other securities		3734	
D. Undue concentration		3650	
E. Other (List)	14,739	3736	(14,739) 3740
10. Net Capital . . . . $		1,424,009	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
KOVACK SECURITIES INC.	as of	12/31/16

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	194,276 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	$	194,276 [3760]
14. Excess net capital (line 10 less 13)	$	1,229,733 [3770]
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	1,132,596 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	2,914,133 [3790]
17. Add:		
A. Drafts for immediate credit . . . . $ _____ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited . . . . $ _____ [3810]		
C. Other unrecorded amounts (List) . . . . $ _____ [3820]	$	[3830]
19. Total aggregate indebtedness	$	2,914,133 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) . . . . %		204.64 [3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) . . . . %		0.00 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ _____	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ _____	[3880]
24. Net capital requirement (greater of line 22 or 23)	$ _____	[3760]
25. Excess net capital (line 10 less 24)	$ _____	[3910]
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement . . . . $ _____		[3920]

NOTES:

(A) The minimum net capital requirement should be computed by   adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be   consolidated, the greater of: ,

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits   if alternative method is used.

(B) Do not deduct the value of securities borrowed under   subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form   and the market values of the memberships in exchanges contributed for use of company (contra to item 1740)   and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5,   respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KOVACK SECURITIES INC.

For the period (MMDDYY) from 10/01/16 | 3932 | to 12/31/16 | 3933

Number of months included in this statement 3 | 3931

REVENUE   STATEMENT OF INCOME (LOSS)

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange . . . . $	342,055	3935
b. Commissions on listed option transactions	15,791	3938
c. All other securities commissions	1,240,368	3939
d. Total securities commissions	1,598,214	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading	110,141	3949
c. Total gain (loss)	110,141	3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	852,815	3970
6. Commodities revenue	1,175	3990
7. Fees for account supervision, investment advisory and administrative services	78,169	3975
8. Other revenue	7,698,133	3995
9. Total revenue . . . . $	10,338,647	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	62,400	4120
11. Other employee compensation and benefits	799,684	4115
12. Commissions paid to other brokers-dealers	6,737,144	4140
13. Interest expense	3,457	4075
a. Includes interest on accounts subject to subordination agreements	4070	
14. Regulatory fees and expenses	347,866	4195
15. Other expenses	2,522,040	4100
16. Total expenses . . . . $	10,472,591	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16) . . . . $	(133,944)	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of	4238	
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of	4239	
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items . . . . $	(133,944)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(895,882)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KOVACK SECURITIES INC.

For the period (MMDDYY) from _____10/01/16_____ to _____12/31/16_____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$	2,908,008 [4240]
A. Net income (loss)			(133,944) [4250]
B. Additions (includes non-conforming capital of	$ _____ [4262])		[4260]
C. Deductions (includes non-conforming capital of	$ 279,000 [4272])		279,000 [4270]
2. Balance, end of period (from item 1800)		$	2,495,064 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	[4300]
A. Increases		[4310]
B. Decreases		[4320]
4. Balance, end of period (from item 3520)	$	[4330]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KOVACK SECURITIES INC. as of 12/31/16

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ X [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

Pershing;National Financial Services [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission . . . . [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities